# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hyperliquid Strategies Inc, CIK 0002078856
CUSIP: 44916Y106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 477 Madison Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002103133

## Reporting persons
- Rorschach Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 64,744; shared voting power 0; sole dispositive power 64,744; shared dispositive power 0; aggregate amount beneficially owned 64,744 (0.05% of the class)
  Comment: The Reporting Person is a Delaware limited liability company.
  
  Explanatory Note
  
  This Schedule 13G is being filed to report that, as of the date of this filing, the Reporting Person owns less than 5% of the outstanding common stock, par value $0.01 per share ("Common Stock") of Hyperliquid Strategies Inc (the "Issuer"). Upon the closing of the Issuer's business combination transaction on December 2, 2025, Rorschach Capital LLC beneficially owned 6,580,800 shares of Common Stock, representing 5.18% of the then-outstanding Common Stock. As of the date of this filing, Rorschach Capital LLC owns 64,744 shares of Common Stock.

## Item 1. Issuer
Name of issuer: Hyperliquid Strategies Inc
Address of issuer's principal executive offices: 477 Madison Avenue, 22nd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Rorschach Capital LLC
Address of principal business office or, if none, residence: 477 Madison Avenue, 22nd Floor, New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 64,744
Percent of class: 0.05
Sole power to vote or to direct the vote: 64,744
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 64,744
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rorschach Capital LLC: /s/ Jason T. Simon, Attorney-in-Fact (01/05/2026)
Comment: Power of Attorney, granted by Rorschach Capital LLC in favor of the signatory hereto, dated December 9, 2025.